Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) for the registration of $750 million of senior notes and to the incorporation by reference therein of our reports dated February 28, 2013, with respect to the consolidated financial statements of Kodiak Oil & Gas Corp. as of December 31, 2012 and 2011 and for the years then ended, and the effectiveness of internal control over financial reporting of Kodiak Oil & Gas Corp. included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

Denver, Colorado
September 20, 2013